Exhibit 16.1

August 9, 2010

PowrTec Corporation

C/o Carrillo Huettel, LLP

3033 Fifth Avenue Ste 201

San Diego, CA  92103

Re:  School4Chauffeurs, Inc.

Gentlemen:

This letter is in connection with the Periodic Report filed on Form 8-K, which I have reviewed, filed with the Securities and Exchange Commission on August 9, 2010.  This letter confirms my dismissal as auditor of PowrTec Corporation (fka School4Chauffuers, Inc.) (the “Company”) (CIK Number 000-1387673).

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at (702) 450-2200.

Sincerely,

/s/ Kyle L. Tingle

Kyle L. Tingle, CPA, LLC